EXHIBIT 99.1

NEWS RELEASE

May 4, 2022

AVINO SILVER & GOLD MINES LTD. FIRST QUARTER 2022 FINANCIAL RESULTS

TO BE RELEASED ON WEDNESDAY, MAY 11, 2022

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American; FSE:GV6, “Avino” or “the Company”) plans to announce its First Quarter 2022 financial results after the market closes on Wednesday, May 11, 2022.

In addition, the Company will be holding a conference call and webcast on Thursday, May 12, 2022 at 9:00 a.m. PDT (12:00 p.m. EDT).

Shareholders, analysts, investors, and media are invited to join the webcast and conference call by logging in here Avino First Quarter 2022 Webcast and Conference Call or by dialing the following numbers five to ten minutes prior to the start time.

Toll Free Canada & USA:1-800-319-4610

Outside of Canada & USA:1-604-638-5340

No passcode is necessary to participate in the conference call or webcast; participants will have the opportunity to ask questions during the Q&A portion.

The conference call and webcast will be recorded, and the replay will be available on the Company’s web site later that day.

About Avino:

Avino is primarily a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver, gold and copper production remains unhedged. The Company’s mission and strategy is to create shareholder value through organic growth at the historic Avino Property and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on Twitter at @Avino and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

On Behalf of the Board

“David Wolfin”

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.